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MAR 0 2 2004

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

...ES
... AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: January 31, 1993 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8- 44590 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pirrone & Company, Inc.

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Warren St
(No. and Street)

Hudson, N. Y. 12534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. Pirrone 518-828-4627
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen C. Apolito
(Name — if individual, state last, first, middle name)

1930 Route 9 - Schodack, N. Y. 12033-5553
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

3/29

Stephen C. Apolito
Certified Public Accountant
1493 Route 9 - Schodack, NY 12033
(518) 732-4010

INDEPENDENT AUDITOR'S REPORT

To Stockholders
Pirrone & Company, Inc.

I have audited the accompanying statement of financial condition of Pirrone & Company, Inc. as of December 31, 2003, and the related statement of income and stockholders' equity, and statement of cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pirrone & Company, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Pirrone & Company, Inc. is an introducing broker that clears all transactions on fully disclosed basis with Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation). The company promptly transmits all customer funds and securities to Pershing, who carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4. As a result, the company is not required to report the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, or Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

The company is also exempt from filing the SIPC Supplemental Report pursuant to Rule 17A-5 (e) (4), which only applies to firms whose gross revenues are greater than $500,000.

Stephen C. Apolito
February 29, 2004

Pirrone and Company, Inc.
Statement of Financial Condition
December 31, 2003

| | |
|---|---|
| *ASSETS* | |
| Cash | $ 6,193 |
| Receivables from brokers, dealers and clearing organization | 6,882 |
| Receivables from non-customers | 10,408 |
| Securities owned - at market (Note 1) | 1 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $23,844 | 542 |
| Deposits with clearing organization | 25,000 |
| Other assets | 4,210 |
| Total Assets | $ 53,236 |
| *LIABILITIES & STOCKHOLDERS' EQUITY* | |
| Liabilities | |
| Accounts payable & accrued expenses | $ 20,865 |
| Line of credit - Key Bank (Note 6) | 15,000 |
| Commitments & contingent liabilities (Note 2) | |
| Total Liabilities | 35,865 |
| Stockholders' Equity | |
| Common stock (no par; 200 shs auth.; 100 shs issued.) | 100 |
| Additional paid-in capital | 75,188 |
| Retained earnings | 201,001 |
| Less common stock in treasury, at cost | -258,918 |
| Total Stockholders' Equity (Note 3) | 17,371 |
| Total Liabilities & Stockholder's Equity | $ 53,236 |

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Statement of Income
For the Period Ending December 31, 2003

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 154,532 |
| Net investment gains (losses) | 877 |
| Interest & dividends | 18,296 |
| Fee income | 1,089 |
| Other revenue (losses) | |
| Total Revenue | 174,794 |
| **EXPENSES** | |
| Employee compensation & benefits | 73,326 |
| Commissions & clearing house charges | 25,478 |
| Information services | 3,618 |
| Rent - office & equipment | 13,223 |
| Depreciation & amortization | 1,046 |
| Regulatory fees & expenses | 3,322 |
| Interest expense | 1,061 |
| Other expenses (See Schedule I) | 36,256 |
| Total Expenses | 157,330 |
| Net Income (Loss) (Note 4) | $ 17,464 |

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc
Schedule J
*Other Expenses*
For the Year Ending December 31, 2003

OTHER EXPENSES

| | |
|---|---|
| Advertising | $ 2,626 |
| Entertainment & meals | 48 |
| Vehicle expenses | 1,000 |
| Utilities & telephone | 7,575 |
| Office supplies & postage | 4,694 |
| Cleaning & maintenance services | 1,350 |
| Repairs - building & equipment | 45 |
| Insurance - general | 5,484 |
| Accounting fees | 5,663 |
| Other general expenses | 6,546 |
| Non tax deductible expenses | 1,225 |
| Total Other Expenses | $ 36,256 |

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc
Statement of Cash Flows
For the Period Ending December 31, 2003

| | |
|---|---|
| **Cash flow from operating activities:** | |
| Cash received from customers | $ 169,947 |
| Interest and dividends received | 877 |
| Other operating receipts | - |
| Cash paid to vendors and employees | (148,729) |
| Interest paid | (1,061) |
| Net cash provided (used) by operating activities | 21,034 |
| **Cash flow from investing activities:** | |
| Sale of marketable securities | 0 |
| Furniture & equipment | 0 |
| Cash flow from investing activities | 0 |
| **Cash flow from financing activities:** | |
| Treasury stock transactions | (22,920) |
| Dividends | - |
| Bank borrowings | 5,000 |
| Net cash provided (used) by financing activities | (17,920) |
| Net increase (decrease) in cash & equivalents | 3,114 |
| Cash & equivalents, beginning of year | 3,079 |
| Cash & equivalents, end of year | $ 6,193 |
| **Reconcilation of net income to net cash provided by operating activities** | |
| Net income | $ 17,464 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 1,046 |
| (Increase) decrease in receivables | (3,970) |
| (Gain loss on sale of investments | - |
| (Increase) decrease in prepaid expenses | (688) |
| Increase (decrease) in accounts payable & accrued exp. | 7,182 |
| Rounding | - |
| Total adjustments | 3,570 |
| Total cash provided (used) by operating activities | $ 21,034 |

See independent auditor's report and notes to financial statements.

## [illegible] and Company, Inc.
## Statement of Changes in Stockholders' Equity
## For the Year Ended December 31, 2003

STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| *Beginning retained earnings* | $ 183,537 | |
| Net income (loss) for the current year | 17,464 | |
| Rounding | - | |
| Dividends paid | - | |
| Ending retained earnings | | 201,001 |
| Common stock | | 100 |
| Additional paid-in capital | | 75,188 |
| Beginning treasury stock | (221,168) | |
| Additional treasury stock (purchased) retired | (37,750) | |
| Ending treasury stock | | (258,918) |
| Total Stockholders' Equity | | $ 17,371 |

Pirrone and Company, Inc.
Schedule II
Computation of Net Capital
As of December 31, 2003

| | | |
|---|---|---|
| 1. Total stockholders' equity | $ 17,371 | |
| 2. Deduct stockholders' equity not allowable | | |
| 3. Total Stockholders' Equity Qualified for Net Capital | 17,371 | |
| 4. Add: | | |
| A. Liabilities subordinated to claims of creditors allowable | | |
| B. Other (deductions) or allowable credits | | |
| 5. Total Capital and Allowable Subordinated Liabilities | | 17,371 |
| 6. Deductions and/or charges | | |
| A. Non-allowable assets: | | |
| 1. Receivables from non-customers | | |
| 2. Furniture & equipment - net of depreciation | 542 | |
| 3. Security deposits | 630 | |
| 4. Prepaid expenses | 3,581 | |
| Total Non-allowable Assets | 4,753 | |
| B. Secured demand note deficiency | | |
| C. Commodity futures contracts and spot commodities | | |
| D. Other deductions and/or charges | | |
| Total Deductions and/or Charges | | 4,753 |
| 7. Other additions and/or allowable credits (list) | | |
| 8. Net Capital Before Haircuts on Securities | | 12,618 |
| 9. Haircuts on securities: | | |
| A. Contractual securities commitments | | |
| B. Subordinated securities borrowings | | |
| C. Trading and investment securities: | | |
| 1. Exempted securities | | |
| 2. Debt securities | | |
| 3. Options | | |
| 4. Other securities | 0 | |
| D. Undue concentration | | |
| E. Other (list): | | |
| Total Haircuts | | - |
| 10. Net Capital | | $ 12,618 |

*See independent auditor's report and notes to financial statements.*

Pirrone and Company, Inc.
Schedule II
Computation of Net Capital
As of December 31, 2003

Computation of Basic Net Capital Requirement

| | |
|---|---|
| 11. Minimum net capital required 6-2/3% of line 19 | $ 2,391 |
| 12. Minimum dollar net capital requirement | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 |
| 14. Excess net capital (line 10 less line 13) | 7,618 |
| 15. Excess net capital at 1000% - line 10 less 10% of line 19 | 9,032 |

Computation of Aggregate Indebtedness

| | |
|---|---|
| 16. Total aggregate indebtedness from financial statement | 35,865 |
| 17. Add: | |
| A. Drafts for immediate credit | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | |
| C. Other unrecorded amounts (list) | |
| 18. Less adjustments for special reserve bank accounts | |
| 19. Total Aggregate Indebtedness | $ 35,865 |
| 20. Percent aggregate indebtedness to net capital | 206.5% |
| 21. Percent debt to debt-equity total | 67.4% |

Reconciliation With Company's Computation Included in Part IIA of the Federal and Operational Combined Uniform Single Report as of December 31, 1999:

| | |
|---|---|
| *Excess net capital (line 14) reported in FOCUS* | $ 7,619 |
| Miscellaneous | (1) |
| Excess net capital (line 14) above | $ 7,618 |

*See independent auditor's report and notes to financial statements.*

PIRRONE & COMPANY, INC.
Notes to Financial Statements
(See independent auditor's report)
For the year ended December 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission income and related expenses are recorded on a trade date basis.

Marketable securities held by the Company for its own account are valued at market value. The difference between cost and market is included in income.

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a double-declining balance basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. COMMITMENTS

Under operating leases with the remaining non-cancelable term in excess of one year at December 31, 2003, rentals for office space are approximately $970 a month through August 31, 2003, and $1,045 through August 31, 2004. The total annual minimum non-cancelable lease payments are as follows: 2004 - $12,220, 2004 - $12,720, 2005 - $8,720.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and rules of the NASD, which require the maintenance of minimum net capital equal to the greater of $5000 or 6-2/3% of total aggregate indebtedness, as defined.

4. INCOME TAXES

The Company is an S Corporation for both the federal and New York State income taxes, and is only liable for the New York S corporation fixed dollar minimum tax of $100. As a result, no provision has been made for income taxes.

5. SUBORDINATED LIABILITIES

The Company has no liabilities subordinated to the claims of general creditors. As a result, no statement of changes regarding such liabilities is presented.

6. LINE OF CREDIT

The Company has a $15,000 loan with KeyCorp. The interest rate is Wall Street Journal Prime plus 3%.

Stephen C. Apolito
Certified Public Accountant
1493 Route 9 – Schodack, NY 12033
(518) 732-4010

PENDENT AUDITOR'S REPORT ON INTERNAL
OUNTING CONTROL REQUIRED BY RUKE 17a-5
HE SECURITIES AND EXCHANGE COMMISSION

ockholders
ie & Company, Inc.

nning and performing my audit of the financial statements of Pirrone & Company, or the year ended December 31, 2003, I considered its internal control structure in to determine my auditing procedures for the purpose of expressing my opinion on nancial statements and not to provide assurance on the internal control structure.

as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have a study of the practices and procedures (including tests of compliance with such ces and procedures) followed by Pirrone & Company, Inc. that I considered nt to the objectives stated in rule 17a-5-(g)(1) in making the periodic computations gregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). I ot review the practices and procedures followed by the Company in making the erly securities examinations, counts, verifications and comparisons, and the lation of differences required by rule 17a-13 or in complying with the requirements ompt payment of securities under section 8 of the Regulation T of the Board of rnors of the Federal Reserve System, because the Company does not carry securities nts of customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining an al control structure and the practices and procedures referred to in the preceding raph. In fulfilling this responsibility, estimates and judgments by management are ed to assess the expected benefits and related costs of internal control structure es and procedures referred to in the preceding paragraph and to assess whether practices and procedures can be expected to achieve the Commission's above-oned objectives. Two of the objectives of an internal control structure and the ces and procedures are to provide management with reasonable, but not absolute, ance that assets for which the Company has responsibility are safeguarded against rom unauthorized use or disposition and that transactions are executed in dance with management's authorization and recorded properly to permit preparation ancial statements in conformity with generally accepted accounting principles. Rule (g) lists additional objectives of the practices and procedures in the preceding raph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

Stephen C. Apolito, CPA
February 29, 2004